Exhibit No. 5.1

CREDIT FACILITY AGREEMENT

     THIS CREDIT FACILITY AGREEMENT (“Agreement”) is made and effective as of September 21, 2004, by and among Consumer Direct of America (“CDA”), the Borrower and Club Vista Holdings Inc. (“Club Vista”) the Lender and Gary Tharaldson (“Administrative Agent”).

R E C I T A L S

     WHEREAS, Borrower desires and has applied to Lender for a credit facility (to be administered by Administrative Agent) consisting of a Term loan facility pursuant to which a revolving line of credit arrangement for which $5 million dollars can be borrowed from time to time on a secured basis; and

     WHEREAS, Lender and Administrative Agent are willing to accommodate the request for credit upon and subject to the terms, conditions and provisions of the Loan Documents;

     NOW, THEREFORE, for good and valuable consideration (receipt and sufficiency of which are hereby acknowledged), and intending to be legally bound hereby, Borrowers (jointly and severally), Lender and Administrative Agent hereby agrees as follows:

TERM LOAN FACILITY

     1. ESTABLISHMENT OF CREDIT FACILITY. Subject to the terms and conditions of and in reliance upon the representations and warranties in the Loan Documents, Lender will lend funds to Borrowers on an as needed basis in an aggregate principal amount advanced not to exceed the Term Loan Commitment. Collateral shall be evidenced by an assignment of Borrower’s interest in all mortgage notes for which funds have been advanced.

     2. FACILITY MATURITY. The Term Loan Facility will be on a revolving basis for the incurrence of indebtedness as set forth in this Agreement.

     3. USE OF PROCEEDS. The funds advanced under this Term Loan Facility may be used exclusively as follows:

     a. $5 million dollars, to fund home loans “Haircuts” and various costs, fees, expenses and other payments made in connection with the loans made by Borrower, and

     b. To fund any fees related to warehouse banking lines, and

     c. For such other purposes as specifically authorized hereunder or in writing by the Lender (in his sole and absolute discretion).

     4. NET PROCEEDS. The net proceeds related to this Term Loan Facility shall be divided (50/50) between CDA and Club Vista. CDA shall maintain at all times a separate accounting for these transactions.

     5. INTEREST. Interest under the Term Loan facility (and with respect to any other amounts advanced to or on behalf of Borrowers or otherwise outstanding under the Loan Documents) will be determined and imposed in accordance with the respective cost of funds that Lender may incur.

     6. ESTABLISHMENT OF PORTIONS. For purposes of determining interest, Borrowers may designate and subdivide the outstanding balance under the Term Loan Facility (including any other amounts advanced to or on behalf of Borrowers under the Loan Documents).

     7. INTEREST RATE DETERMINATION. The outstanding principal balance under Portion under the Term Loan Facility will bear interest (computed daily until paid in immediately available funds, whether prior to or after the Term Loan Maturity Date) at the applicable Rate Index.

     8. CALCULATION OF INTEREST. Interest under the Term Loan Facility will be calculated, accrued, imposed and payable on the basis of a 360-day year for the actual number of days elapsed. Interest will begin to accrue on any amounts advanced to or on behalf of Borrowers under the Loan Documents on and as of the date such funds are advanced.

     9. INTEREST PAYMENTS. Interest accrued under the Term Loan Facility is due and payable upon the sale and receipt of settlement proceeds for each loan for which funds were advanced. In the event that a loan is not sold within a thirty (30) day period, then interest payments shall be made on that Portion of the advanced funds monthly in arrears at the interest rate of the Term Facility.

     10. PAYMENTS AT MATURITY. The outstanding indebtedness under the Term Loan Facility (including all principal, interest, fees, expenses and indemnities) is due and payable in its entirety on the Term Loan Maturity Date, which shall be one year from execution of this Agreement.

     11. PREPAYMENTS.

     a. Voluntary Prepayments. At any time, upon prior written notice to Administrative Agent of at least 5 Business Days, the outstanding principal balance under the Term Loan Facility may be prepaid in whole or in part.

     12. PAYMENTS IN GENERAL.

     a. MANNER AND PLACE OF PAYMENTS. All payments of principal, interest, fees, expenses, indemnities and other amounts due under the Loan Documents must be received by Administrative Agent by wire transfer (unless Administrative Agent otherwise consents) in immediately available funds in U.S. dollars (and without any deduction, offset, netting, reservation of rights or counterclaim) on or before Two O’clock (2:00) p.m. Eastern Time (“ET”) on the due date therefore at the principal office of Administrative Agent set forth in Notice Section hereof or at such other place as Administrative Agent may designate from time to time.

     b. All Advances to Borrower shall be wired by Lender to the designated settlement agent for each respective loan, (and without any deduction, offset, netting, reservation of rights or counterclaim) cm on before Two O’clock (2.00) p.m. Eastern Time (“ET”) on the due date therefore.

CONDITIONS PRECEDENT

     13. CLOSING CONDITIONS. The obligation of Administrative Agent or any Lender to execute and perform under the Loan Documents, and to establish the Facilities, and to fund the Advances are subject to the following conditions precedent (unless and except to the extent expressly waived by Administrative Agent and Lender in their sole and absolute discretion):

     14. COMPLIANCE.

     a. REPRESENTATIONS. Any, and all, representations and warranties contained in this Agreement and in other Loan Document, certificate or other writing delivered to Administrative Agent or any Lender pursuant hereto or thereto on or prior to the Closing Dale must be true, correct and complete in all material respects on and as of the Closing Date, except for such deviations disclosed in writing and acceptable to Administrative Agent and Lender.

     b. NO MATERIAL CHANGE. There must not have been (in Administrative Agent’s or any Lender’s reasonable opinion) any Material Adverse Change between the date for the most recent financial statements delivered to Administrative Agent and the Closing Date.

REPRESENTATIONS AND WARRANTIES

     Borrower, as of the Closing Date and the Settlement Date for Advance hereunder, hereby (jointly and severally) represents and warrants as follows:

     15. ORGANIZATION AND GOOD STANDING. Borrower (a) is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, and (b) has all requisite power and authority to conduct its business as now conducted and as currently proposed to be conducted, and (c) is duly qualified to conduct other Loan Document in whole or in part, then such clause or provision only shall be void (as though not contained herein or therein), and the remainder of this Agreement or such other Loan Document shall remain operative and in full force and effect; provided, however, if any such clause or provision pertains to the repayment of any indebtedness hereunder, then the occurrence of any such invalidity shall entitle Lenders (in their sole and absolute discretion) to demand the immediate payment of the entire outstanding indebtedness under the Loan Documents (inclusive of all interest, fees and expenses)

     24. COUNTERPARTS. This Agreement may be executed in any number of counterparts with the same effect as if all the signatures on such counterparts appeared on one document. Such counterpart will be deemed to be an original but all counterparts together will constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned, by their duly authorized officers, have executed this CREDIT FACILITY AGREEMENT, as an instrument under seal (whether or not any such seals are physically attached hereto), as of the day and year first above written.

CONSUMER DIRECT OF AMERICA

By :	/s/ MICHAEL A. BARRON

Name:	MICHAEL A. BARRON
Title:	CEO

CLUB VISTA HOLDINGS, INC.

By :	/s/ GARY THARALDSON
Name:	GARY THARALDSON
Title:	President

or by telegraph, or by facsimile (voice confirmed), or by any other reasonable means of personal delivery to the party entitled thereto at its respective address set forth below:

TO: CDA

Consumer Direct of America
6330 South Sandhill Road, Suite 8
Las Vegas, CA 89120

TO: CLUB VISTA

Gary D. Tharaldson
1202 Westrac Drive
Fargo, North Dakota 58103

Any party to a Loan Document may change its address or facsimile number for notice purposes by giving notice thereof to the other parties to such Loan Document in accordance with this Section, provided that such change shall not be effective until 2 calendar days after notice of such change. All such notices and other communications will be deemed given and effective (a) if by mail, then upon actual receipt or 5 calendar days after mailing as provided above (whichever is earlier), or (b) if by facsimile, then upon successful transmittal to such party’s designated number, or (c) if by nationally recognized commercial courier service, then upon actual receipt or 2 Business Days after delivery to the courier service (whichever is earlier), or (d) it otherwise delivered, then upon actual receipt. For any and all purposes related to giving and receiving notices and communications between Borrower and Administrative Agent and Lender under any Loan Document, Lender may receive all such notices and communications, and Administrative Agent and Lender is entitled to rely upon (and treat as being properly authorized by Borrowers) any verbal or written notices or communications purportedly received from (or that Administrative Agent or such Lender believes in good faith to be received from) such Authorized Officer.

     22. RELATIONSHIP WITH PRIOR AGREEMENTS. This Agreement completely and fully supersedes all oral agreements and all other and prior written agreements by and among Borrowers and Administrative Agent and any Lender concerning the terms and conditions of this credit arrangement.

     23. SEVERABILITY. If fulfillment of any provision of or any transaction related to any Loan Document at the time performance is due involves transcending the limit of validity prescribed by applicable law, then ipso facto, the obligation to be fulfilled shall be reduced to the limit of such validity. If any clause or provision of this Agreement operates or would prospectively operate to invalidate this Agreement or any business as a foreign organization and is currently in good standing in state and jurisdiction in which it conducts business.

     16. LITIGATION AND LEGAL PROCEEDINGS. Except as previously disclosed on, or as otherwise disclosed to Administrative Agent and Lenders, there is no litigation, claim, investigation, administrative proceeding, labor controversy or similar action that is pending or (to the best of Borrower’s knowledge and information after due inquiry) threatened against any Borrower or its properties that, if adversely resolved, could reasonably be expected to have or cause a Material Adverse Effect.

DEFAULT AND REMEDIES

     17. EVENTS OF DEFAULT. of the following events separately constitutes an independent Event of Default hereunder:

     18. PAYMENT OBLIGATIONS. If any payment of principal, interest, fees, expenses, indemnities or other sums payable to Administrative Agent or any Lender under any Loan Document (including under any Note) is not received by Administrative Agent in immediately available funds on the date such payment is due and payable and such failure to receive payment in immediately available funds continues for a period of five (5) Business Days after the due date therefore.

MISCELLANEOUS

     19. MODIFICATIONS AND AMENDMENTS. Except as otherwise expressly provided in this Agreement, no modification or amendment to any Loan Document will be effective unless made in a writing signed by appropriate officers of Administrative Agent (with the consent of the Required Lenders) and Borrower. Notwithstanding the foregoing, to the extent that any such modification or amendment attempts to implement any of the following, then such amendment or modification must be approved by Lender:

     20. BINDING EFFECT AND GOVERNING LAW. This Agreement and the other Loan Documents have been delivered by Borrowers and have been received by Administrative Agent in Las Vegas, Nevada. This Agreement and all documents executed hereunder are binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. This Agreement and all documents executed hereunder are governed as to their validity, interpretation, construction and effect by the laws of Clark County, Nevada.

     21. NOTICES. Any notice, request, consent, waiver or other communication required or permitted under or in connection with the Loan Documents will be deemed satisfactorily given if it is in writing and is delivered either personally to the addressee thereof or by prepaid registered or certified U.S. mail (return receipt requested), or by a nationally recognized commercial courier service with next-day delivery charges prepaid, or by telegraph, or by facsimile (voice confirmed), or by any other reasonable means of personal delivery to the party entitled thereto at its respective address set forth below: